Exhibit 99.46
News Release
Theratechnologies decides to withdraw its cross-border offering
Montréal, Canada — March 8, 2011 — Theratechnologies Inc. (TSX: TH) today announced that it has decided not to pursue its public offering in Canada and the United States due to an expected offering price which was not acceptable to the Corporation. The decision to withdraw the offering was made by the Board of Directors and demonstrates the Corporation’s commitment to its shareholders.
“We are not proceeding with this offering as we believe that the Corporation has a much higher intrinsic value than what the market is currently reflecting,” commented Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “We believe strongly in the commercial success of EGRIFTA® and I can assure you that we remain fully committed to increasing value for our shareholders,” concluded Mr. Huss.
The decision does not affect the Corporation’s strategy and the Corporation intends to pursue its business plan accordingly. With its existing financial resources, the Corporation expects to begin its Phase 2 clinical trial relating to muscle wasting in chronic obstructive pulmonary disease (COPD), to complete its new formulation of EGRIFTA®, and to continue research and development of novel GRF peptides.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical Corporation that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Corporation has signed distribution and licensing agreements with a subsidiary of Sanofi-aventis granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Corporation’s website at www.theratech.com. Additional information about the Corporation is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the beginning of our Phase 2 clinical trial relating to muscle wasting in COPD, the completion of our new formulation of EGRIFTA® and the successful commercialization of EGRIFTA® in the United States and in other territories.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that we do not obtain positive results from our Phase 2 clinical trial for muscle wasting in COPD, that we are unable to complete the new formulation of EGRIFTA® and that EGRIFTA® is not successfully commercialized in the United States or in other territories.
Certain assumptions made in preparing the forward-looking information include, among others, that results from the Phase 2 clinical trials for muscle wasting in COPD will be positive, that the new formulation for EGRIFTA® will be completed and that EGRIFTA® will be successfully commercialized in the United States and in other territories.
All of the forward-looking information is qualified by the foregoing cautionary statements. Forward-looking information reflects current expectations regarding future events only as of the date of release of this press release. The Corporation refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 22, 2011. The AIF is available at www.sedar.com under the Corporation’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com